SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 10)

Under the Securities Exchange Act of 1934*

MBIA Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

55262C100

(CUSIP Number)

ROBERT B. KNAUSS, ESQ.

WARBURG PINCUS LLC

450 LEXINGTON AVENUE

NEW YORK, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

MARK F. VEBLEN, ESQ.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, NY 10019

(212) 403-1000

August 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Warburg Pincus Private Equity X, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only) 26-0849130

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,910,417†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,910,417†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,910,417†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%†§* (see Item 5)

14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Comprised entirely of warrants held by Warburg Pincus Private Equity X, L.P. (“WP X”) that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA Inc. (“MBIA”).

* Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 168,758,492 shares of Common Stock of MBIA outstanding as of July 29, 2015, based on information included in MBIA’s Form 10-Q for the quarterly period ended June 30, 2015, filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Warburg Pincus X, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only) 26-0403670

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,910,417†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,910,417†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,910,417†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%†§* (see Item 5)

14	Type of Reporting Person* PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Comprised entirely of warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

* Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 168,758,492 shares of Common Stock of MBIA outstanding as of July 29, 2015, based on information included in MBIA’s Form 10-Q for the quarterly period ended June 30, 2015, filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Warburg Pincus X GP L.P. I.R.S. Identification Nos. of Above Persons (Entities Only) 26-0403605

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,910,417†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,910,417†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,910,417†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%†§* (see Item 5)

14	Type of Reporting Person* PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Comprised entirely of warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

* Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 168,758,492 shares of Common Stock of MBIA outstanding as of July 29, 2015, based on information included in MBIA’s Form 10-Q for the quarterly period ended June 30, 2015, filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. WPP GP LLC I.R.S. Identification Nos. of Above Persons (Entities Only) 47-2029791

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,910,417†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,910,417†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,910,417†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%†§* (see Item 5)

14	Type of Reporting Person* OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Comprised entirely of warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

* Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 168,758,492 shares of Common Stock of MBIA outstanding as of July 29, 2015, based on information included in MBIA’s Form 10-Q for the quarterly period ended June 30, 2015, filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Warburg Pincus Partners, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only) 13-4069737

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,910,417†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,910,417†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,910,417†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%†§* (see Item 5)

14	Type of Reporting Person* PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

* Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 168,758,492 shares of Common Stock of MBIA outstanding as of July 29, 2015, based on information included in MBIA’s Form 10-Q for the quarterly period ended June 30, 2015, filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Warburg Pincus Partners GP LLC I.R.S. Identification Nos. of Above Persons (Entities Only) 47-1971658

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,910,417†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,910,417†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,910,417†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%†§* (see Item 5)

14	Type of Reporting Person* OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

* Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 168,758,492 shares of Common Stock of MBIA outstanding as of July 29, 2015, based on information included in MBIA’s Form 10-Q for the quarterly period ended June 30, 2015, filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Warburg Pincus & Co. I.R.S. Identification Nos. of Above Persons (Entities Only) 13-6358475

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,910,417†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,910,417†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,910,417†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%†§* (see Item 5)

14	Type of Reporting Person* PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

* Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 168,758,492 shares of Common Stock of MBIA outstanding as of July 29, 2015, based on information included in MBIA’s Form 10-Q for the quarterly period ended June 30, 2015, filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Warburg Pincus LLC I.R.S. Identification Nos. of Above Persons (Entities Only) 13-3536050

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,910,417†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,910,417†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,910,417†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%†§* (see Item 5)

14	Type of Reporting Person* OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

* Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 168,758,492 shares of Common Stock of MBIA outstanding as of July 29, 2015, based on information included in MBIA’s Form 10-Q for the quarterly period ended June 30, 2015, filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Charles R. Kaye I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,910,417†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,910,417†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,910,417†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%†§* (see Item 5)

14	Type of Reporting Person* IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

* Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 168,758,492 shares of Common Stock of MBIA outstanding as of July 29, 2015, based on information included in MBIA’s Form 10-Q for the quarterly period ended June 30, 2015, filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Joseph P. Landy I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,910,417†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,910,417†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,910,417†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%†§* (see Item 5)

14	Type of Reporting Person* IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

* Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 168,758,492 shares of Common Stock of MBIA outstanding as of July 29, 2015, based on information included in MBIA’s Form 10-Q for the quarterly period ended June 30, 2015, filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

This Amendment No. 10 (this “Amendment”) further amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on February 8, 2008 and as amended by Amendment No. 1 on February 14, 2008, by Amendment No. 2 on March 9, 2009, by Amendment No. 3 on March 13, 2009, by Amendment No. 4 on December 10, 2009, by Amendment No. 5 on August 8, 2013, by Amendment No. 6 on February 2, 2015, by Amendment No. 7 on  February 9, 2015, by Amendment No. 8, filed on May 19, 2015 and by Amendment No. 9, filed on May 22, 2015 (“Amendment No. 9”) (as amended, this “Schedule 13D”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership and its affiliated partnership (“WP X”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the general partner of WP X, Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”) and the general partner of WP X LP, WPP GP LLC, a Delaware limited liability company (“WPP GP”) and the general partner of WP X GP, Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”) and the managing member of WPP GP, Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”) and the general partner of WP Partners, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP GP LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages WP X, and Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-Chief Executive Officer of WP LLC (each of the foregoing, a “Warburg Pincus Reporting Person” and collectively, the “Warburg Pincus Reporting Persons”). Messrs. Kaye and Landy may be deemed to control WP X, WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP and WP LLC. This Amendment relates to the common stock, par value $1.00 per share (the “Common Stock”), of MBIA Inc., a Connecticut corporation (“MBIA”). Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D.

Item 4.        Purpose of the Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On August 13, 2015, WP X sold 18,372,877 shares of Common Stock of MBIA in an arms-length transaction pursuant to Rule 144 under the Securities Act of 1933.   As a result of this transaction, the Warburg Reporting Persons’ beneficial ownership of Common Stock of MBIA fell below five percent of the outstanding Common Stock of MBIA.

Item 5.        Interest in Securities of the Issuer

Item 5 is hereby amended by replacing it in its entirety with the following:

(a) WP X is the beneficial owner of the New Warrant, which is exercisable for a total of 1,910,417 shares of Common Stock of MBIA, representing approximately 1.1% of the outstanding shares of Common Stock of MBIA (percentages in this, Item 5 are based on the 168,758,492 shares of MBIA Common Stock outstanding as of July 29, 2015, based on information included in MBIA’s Form 10-Q for the quarterly period ended June 30, 2015, filed with the Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above).

Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 1,910,417 shares of Common Stock of MBIA. Each of WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP, WP LLC, and Messrs. Kaye and Landy disclaims beneficial ownership of the shares of Common Stock of MBIA and the warrants in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock of MBIA or the warrants in which WP X has beneficial ownership.

(b) See Item 5(a) above.

(c) Other than as described in this Amendment, the Warburg Pincus Reporting Persons have not effected any transactions in the Common Stock of MBIA since the filing of Amendment No. 9.  The additional language added to Item 4 by this Amendment is incorporated herein by reference.

(d) Not applicable.

(e) The Warburg Pincus Reporting Persons ceased to be the beneficial owners of more than five percent of MBIA’s Common Stock on August 13, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2015

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner

By: Warburg Pincus X GP L.P., its general partner

By: WPP GP LLC, its general partner

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P., its general partner

By: WPP GP LLC, its general partner

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.

By: WPP GP LLC, its general partner

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WPP GP LLC

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

* Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the United States Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. (now known as Laredo Petroleum, Inc.) and is hereby incorporated by reference.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(see 18 U.S.C. 1001)